Exhibit 99.1

May 22, 2026

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation of Record Date for buyback of equity shares

This has reference to our earlier letter dated April 16, 2026 and May 21, 2026, informing the stock exchanges that the Board of Directors and shareholders of the Company, respectively, have approved the proposal to buyback up to 60,00,00,000 (Sixty Crore Only) fully paid-up equity shares of the Company of face value of ₹ 2/- (Rupees Two only), for an aggregate amount not exceeding ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only), each at a price of ₹ 250/- (Rupees Two Hundred and Fifty only) per equity share on a proportionate basis through the tender offer process.

Pursuant to Regulation 42 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Regulation 9(i) of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and Clause 204.21 of the NYSE Listed Company Manual, the Company has fixed Friday, June 5, 2026 as the Record Date for the purpose of determining the entitlement and the names of equity shareholders who are eligible to participate in the buyback.

This is for your information and records.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary